[redacted]

11015315

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

FEB 25 2011

Washington, DC 110

SEC FILE NUMBER
8- 20052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Church, Gregory, Adams Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

658 Clairemont Avenue
(No. and Street)

Decatur (City) Georgia (State) 30030-1837 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D. Bruce Church 404-378-4515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gifford, Hillegass & Ingwersen, LLP
(Name – *if individual, state last, first, middle name*)

6 Concourse Pkwy, Ste 600 (Address) Atlanta (City) GA (State) 30328 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/3

OATH OR AFFIRMATION

I, D. Bruce Church, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Church, Gregory, Adams Securities Corporation, as of 12/31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public Commission Expires: 12/10/2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

TABLE OF CONTENTS

December 31, 2010

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Church, Gregory, Adams Securities Corporation
Decatur, Georgia

We have audited the accompanying balance sheet of Church, Gregory, Adams Securities Corporation as of December 31, 2010 and the related statement of operations and other comprehensive income (loss), changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Church, Gregory, Adams Securities Corporation as of December 31, 2010 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

February 23, 2011
Atlanta, Georgia

770.396.1100 MAIN
770.393.0319 FAX

Six Concourse Parkway
Suite 600
Atlanta, GA 30328-5351

GHI-CPA.COM

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

BALANCE SHEET

December 31, 2010

ASSETS

Current Assets		
Cash and cash equivalents (including $14,284 in money market funds)	$	22,970
Accounts receivable		86
TOTAL CURRENT ASSETS		23,056
Property		
Furniture, fixtures and equipment		8,784
Less accumulated depreciation		(8,784)
NET PROPERTY		-
Other Assets		
Marketable securities, at fair market value		93,007
TOTAL ASSETS	$	116,063

LIABILITIES AND STOCKHOLDER'S EQUITY

Stockholder's Equity		
Common stock – authorized 50,000 shares at $1 par value 19,800 shares issued and outstanding	$	19,800
Retained earnings		106,664
Accumulated other comprehensive loss		(10,401)
TOTAL STOCKHOLDER'S EQUITY		116,063
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	116,063

The accompanying notes to financial statements are an integral part of this statement.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

STATEMENT OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)

For the Year Ended December 31, 2010

Revenues		
Commission and advisory income	$	75,770
Interest and dividend income		2,098
TOTAL REVENUES		77,868
Costs and Expenses		
Commission expense		39,000
Office expenses		39,118
Professional and regulatory fees		7,704
Telephone expense		5,828
TOTAL COSTS AND EXPENSES		91,650
Net Loss		(13,782)
Other Comprehensive Income		
Unrealized gain on marketable securities during the year		2,862
Net Comprehensive Loss	$	(10,920)

The accompanying notes to financial statements are an integral part of this statement.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2010

	Common Stock		Retained	Accumulated Other Comprehensive	
	Shares	Amount	Earnings	Income (Loss)	Total
Balance					
January 1, 2010	19,800	$ 19,800	$ 120,446	$ (13,263)	$ 126,983
Comprehensive Income (Loss)					
Net loss	-	-	(13,782)	-	(13,782)
Other comprehensive income – Unrealized gain on marketable securities	-	-	-	2,862	2,862
Balance					
December 31, 2010	19,800	$ 19,800	$ 106,664	$ (10,401)	$ 116,063

The accompanying notes to financial statements are an integral part of this statement.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2010

Cash Flows from Operating Activities		
Net loss	$	(13,782)
Adjustments to reconcile net loss to net cash and cash equivalents used in operating activities:		
Decrease in accounts receivable		209
Net cash and cash equivalents used in operating activities		(13,573)
Cash Flows from Investing Activities		
Purchase of investment securities		(247)
Net cash and cash equivalents used in investing activities		(247)
Net Decrease in Cash and Cash Equivalents		(13,820)
Cash and Cash Equivalents		
Beginning of year		36,790
Cash and Cash Equivalents		
End of year	$	22,970

The accompanying notes to financial statements are an integral part of these statements.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2010

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: Church, Gregory, Adams Securities Corporation (the "Company") was formed on October 8, 1975 primarily for the purpose of qualifying and operating as a broker-dealer of limited partnership interests in real estate partnerships and other securities. The Company has registered with the Securities and Exchange Commission and various states' securities commissions. Pursuant to this registration, the Company must maintain minimum net capital of $50,000 and is not authorized to hold securities or funds for customers.

Basis of Accounting: The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Revenue Recognition: Commission and advisory income is recognized when the terms of the sale of investment products and services to customers are substantially complete.

Cash and Cash Equivalents: For purposes of reporting cash flows, cash and cash equivalents include money market accounts and any other highly liquid instruments with a maturity date of three months or less.

Marketable Securities: Management determines an appropriate classification of securities at the time of purchase. Securities to be held for indefinite periods of time are classified as available for sale and are carried at fair value. At December 31, 2010 all investments are classified as available for sale.

Realized gains and losses on dispositions are based on the net proceeds and the adjusted book value of the securities sold, using the specific identification method. Unrealized gains and losses on marketable securities are based on the difference between cost basis and fair value of each security and are reported as accumulated other comprehensive income or loss, a separate component of stockholder's equity.

Valuation of Investments: All securities are held for indefinite periods of time and are classified as available for sale and carried at fair value. The fair value of each investment in the portfolio is determined at the balance sheet date.

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

The Company classifies its investment assets in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC 820), *Fair Value Measurements.* FASB ASC 820 establishes a hierarchy of inputs to fair value measurements as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities
Level 2 – Inputs that are derived principally from or corroborated by observable market data
Level 3 – Inputs that are unobservable and significant to the overall fair value measurement

All of the Company's investments are Level 1 investments.

Property and Equipment: Property acquired since December 31, 1980 is recorded at cost and was depreciated over a five year estimated useful life using accelerated methods. Property acquired prior to December 31, 1980 was depreciated over a ten year estimated useful life using the straight-line method.

Income Taxes: The Company has elected to be taxed under the C Corporation rules of the Internal Revenue Code and accounts for income taxes using the asset and liability method in accordance with FASB ASC 740, *Accounting for Income Taxes.*

Management does not believe there are any uncertain tax positions as defined by FASB ASC 740, *Accounting for Income Taxes.* The Company could be subject to income tax examinations for its U.S. Federal tax filings for the current year and previous filings for tax years 2009, 2008 and 2007 still open under the statute of limitations.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Values of Financial Instruments: Financial instruments are reported at values which the Company believes are not significantly different from fair values. The Company believes no significant credit risk exists with respect to any of its financial instruments.

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Comprehensive Income: FASB ASC 220, *Reporting Comprehensive Income*, requires the presentation of "comprehensive income," which includes net income (loss) from operations and other comprehensive income or loss items relating to certain other equity transactions, such as appreciation or depreciation of certain investments in marketable securities, net of any realized gains or losses being reported, in current year net income (loss) from operations. Accumulated other comprehensive income (loss) is reported as a separate component of stockholder's equity.

Subsequent Events: The Company has evaluated events and transactions that occurred between January 1, 2011 and February 23, 2011, which is the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE B—RELATED PARTY TRANSACTIONS

The Company occupies office space which is owned by an affiliate and has an agreement with the affiliate, whereby it reimburses overhead expenses to the affiliate on a discretionary pro rata basis. During 2010, the Company paid occupancy related expenses on behalf of the affiliate in the amount of $28,500 in lieu of office rent.

The Company periodically accrues and pays commissions to its owner on a discretionary basis. Amounts paid or accrued to the owner during 2010 aggregated $39,000. Accrued commission at December 31, 2010 was $0.

NOTE C—MARKETABLE SECURITIES

At December 31, 2010, marketable securities consisted of equity securities with a fair market value of $93,007, a cost of $103,408 and an accumulated unrealized loss of ($10,401).

NOTE D—INCOME TAXES

The Company's tax returns are filed using the cash basis of accounting; whereas, the financial statements are prepared using the accrual basis. Additionally, marketable securities are valued at fair market value for financial statement purposes and are carried at historical cost for income tax purposes.

No deferred income tax provision has been recorded since it is the Company's policy to pay out commissions to the owner in an amount sufficient to eliminate any taxable income. A deferred tax asset of approximately $3,000 at December 31, 2010 is recognized for deductible temporary differences, related primarily to a net operating loss carry-forward. Because of the uncertainty of the realization of the resulting net tax asset, the Company has recorded a valuation allowance of $3,000 at December 31, 2010.

At December 31, 2010, the Company has a net operating loss carry-forward for tax purposes of approximately $16,000 which will begin to expire in 2027 if not used. Under federal tax law, certain changes in ownership of the Company may restrict future utilization of this carry-forward.

NOTE E—NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain a minimum "net capital" of $50,000 as those terms are defined in the Rule. Reference Supplemental Information of this report.

SUPPLEMENTAL INFORMATION

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2010

Computation of Net Capital		
Total stockholders' equity	$	116,063
Less non-allowable assets		-
Net capital before haircuts and undue concentrations		116,063
Less haircuts		(14,237)
Less undue concentrations		(1,861)
Net capital	$	99,965
Haircuts		
Money market ($14,284 x 2%)	$	286
Marketable securities ($93,007 x 15%)		13,951
Total haircuts	$	14,237
Undue concentrations		
Market value of securities positions more than 500 shares	$	24,012
10% of net capital before haircuts		(11,606)
Excess		12,406
	x	15%
Total undue concentrations	$	1,861
Computation of Aggregate Indebtedness		
Liabilities	$	-
Computation of minimum Net Capital Requirement		
Minimum net capital requirement	$	50,000
Net capital		99,965
Excess net capital	$	49,965
Percentage of aggregate indebtedness to net capital		0.00%

Pursuant to Rule 17a-5(d)(4), no material differences were noted from the Company's computation, therefore a reconciliation is not considered necessary.

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Church, Gregory, Adams Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Church, Gregory, Adams Securities Corporation as of and for the year ended December 31, 2010, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for the safeguarding of securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3 (specifically subparagraph (k)(2)(i)). Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

No facts came to our attention to indicate that the exemptions claimed had not been complied with during the year.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

770.396.1100 MAIN
770.393.0319 FAX

Six Concourse Parkway
Suite 600
Atlanta, GA 30328-5351

GHI-CPA.COM

GH&I

management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deficiencies in internal controls such there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding that we consider to be a material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

February 23, 2011
Atlanta, Georgia

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Church, Gregory, Adams Securities Corporation

In accordance with Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934*, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Church, Gregory, Adams Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Church, Gregory, Adams Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Church, Gregory, Adams Securities Corporation's management is responsible for the Church, Gregory, Adams Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries [*check copy*] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [*general ledger detail of revenues*] noting no differences;

770.396.1100 MAIN
770.393.0319 FAX

Six Concourse Parkway
Suite 600
Atlanta, GA 30328-5351

GHI-CPA.COM

GH&I

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed and correspondence from the Securities Investors Protection Corporation regarding the overpayment noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

February 23, 2011
Atlanta, Georgia

770.396.1100 MAIN
770.393.0319 FAX

Six Concourse Parkway
Suite 600
Atlanta, GA 30328-5351

GHI-CPA.COM

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

phc

SIPC-7 (33-REV 7/10)

For the fiscal year ended ________, 20___
(Read carefully the instructions in your Working Copy before completing this Form)

CPA COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

pd $150 8/3/10

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

020052 FINRA DEC
CHURCH GREGORY ADAMS 15*15
658 CLAIREMONT AVE
DECATUR GA 30030-1838

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

D. BRUCE CHURCH - PRESIDENT
(404) 378-4515

~~2. A. General Assessment (item 2e from page 2)~~ $ 133

B. Less payment made with SIPC-6 filed (exclude interest) (36)
July 30, 2010
Date Paid

C. Less prior overpayment applied (114)

D. Assessment balance due or (overpayment) (17)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ____

F. Total assessment balance and interest due (or overpayment carried forward) $ (17)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(17)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Church, Gregory Adams Securities Corp.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 7th day of February, 2011.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 2010 and ending DEC 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 77,868
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(24,805)
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	(24,805)
2d. SIPC Net Operating Revenues	$ 53,063
2e. General Assessment @ .0025	$ 133

(to page 1, line 2.A.)

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

For the Year Ended December 31, 2010

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS